

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2021

James D. Johnston
EVP, General Counsel, and Chief Compliance Officer
Summit Midstream Partners, LP
910 Louisiana Street, Suite 4200
Houston, Texas 77002

Re: Summit Midstream Partners, LP
Form 8-K
Exhibit Nos. 10.1, 10.3
Filed November 18, 2020
File No. 001-35666

Dear Mr. Johnston:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance